Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2021

Gurugram, India and New York August 19, 2021— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2021.

“India was particularly severely hit by the second wave of Covid-19 experiencing daily case counts of over 400,000 during the quarter. The impact was widespread and touched most of us personally as well with family and friends being impacted. Despite such challenging conditions, we continued to execute strongly and though our Adjusted Revenue dropped by 49.6% sequentially to INR 488.7 million, our stringent cost control measures enabled up to deliver positive Adjusted EBITDA of INR 38.8 million.  Fortunately, India appears to have managed to bring the second wave under control through a combination of a tight lockdowns and mass vaccinations. Over 500 million people in India have now received at least one dose of the Covid-19 vaccine and India is currently administering approximately 5 million doses a day.   We are beginning to see demand also re-emerge strongly on account of the low case counts and vaccination drive in India. In the month of July 2021, industry air passenger numbers grew 61% as compared to June 2021 and we are beginning to see signs of recovery in corporate travel as well, as more and more employees get fully vaccinated. During the month of July 2021, gross booking for corporates grew 268% as compared to June 2021 and August 2021 is currently trending at 316% growth as compared to June 2021. We are optimistic about the growth and recovery based on the trends that we are witnessing in the months of July and August and believe that our healthy balance sheet puts us in a strong position to capitalize as the recovery continues to gain momentum.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2021:

●	Revenue of INR 306.9 million (USD 4.1 million).
●	Adjusted Revenue(1) of INR 488.7 million (USD 6.6 million), representing a decrease of 49.6% quarter-over-quarter basis (“QoQ”) versus an increase of 106.9% on year over year basis (“YoY”).
●	Adjusted Revenue(1) from Air Ticketing of INR 308.5 million (USD 4.2 million), representing a decrease of 51.5% QoQ versus an increase of 81.3% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 45.1 million (USD 0.6 million), representing a decrease of 75.4% QoQ verses an increase of 279.1% YoY.
●	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of INR 2,119.9 million (USD 28.5 million), representing a decrease of INR 5,346.7 million (USD 71.9 million) QoQ versus an increase of INR 2,324.9 million (USD 31.3 million) YoY.
●	Loss for the period was INR 80.4 million (USD 1.1 million) versus a loss of INR 597.9 million (USD 8.0 million) for the three months ended March 31, 2021, reflecting a decrease of loss of INR 517.5 million (USD 7.0 million) QoQ.
●	Adjusted EBITDA (2) Profit was INR 38.8 million (USD 0.5 million) reflecting a decline of INR 53.3 million (USD 0.7 million) QoQ versus a profit of INR 92.1 million (USD 1.2 million) for the three months ended March 31, 2021.

	Three months ended
	March 31, 2021	June 30, 2021	June 30, 2021
	Unaudited			QoQ Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	506,862	306,928	4,129	(39.4)%
Results from operations	(514,757)	(86,817)	(1,169)	83.1%
Loss for the period	(597,887)	(80,402)	(1,082)	86.6%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	970,065	488,661	6,574	(49.6)%
Air Ticketing	635,545	308,513	4,151	(51.5)%
Hotels and Packages	183,446	45,133	607	(75.4)%
Others (Including Other Income)	151,074	135,015	1,816	(10.6)%
Adjusted EBITDA (2)	92,097	38,785	522	(57.9)%
Operating Metrics
Gross Bookings (3)	7,466,559	2,119,895	28,520	(71.6)%
Air Ticketing	6,493,037	1,892,984	25,467	(70.8)%
Hotels and Packages	973,522	226,911	3,053	(76.7)%
Net Revenue Margin% (4)
Air Ticketing	9.8%	16.3%
Hotels and Packages	18.8%	19.9%
Quantitative details (5)
Air Passengers Booked	1,096	415		(62.1)%
Stand-alone Hotel Room Nights Booked	294	70		(76.0)%
Packages Passengers Travelled	2	1		(49.0)%

	Three months ended June 30,
	2020	2021	2021
	Unaudited			YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	192,009	306,928	4,129	59.9%
Results from operations	(469,201)	(86,817)	(1,169)	81.5%
Loss for the period	(79,462)	(80,402)	(1,082)	(1.2)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	236,230	488,661	6,574	106.9%
Air Ticketing	170,183	308,513	4,151	81.3%
Hotels and Packages	11,906	45,133	607	279.1%
Others (Including Other Income)	54,141	135,015	1,816	149.4%
Adjusted EBITDA (2)	(309,363)	38,785	522	112.5%
Operating Metrics
Gross Bookings (3)	(205,028)	2,119,895	28,520	1134.0%
Air Ticketing	(209,259)	1,892,984	25,467	1004.6%
Hotels and Packages	4,231	226,911	3,053	5263.1%
Net Revenue Margin% (6)
Air Ticketing	-	16.3%
Hotels and Packages	-	19.9%
Quantitative details (5)
Air Passengers Booked	153	415		170.4%
Stand-alone Hotel Room Nights Booked	15	70		367.9%
Packages Passengers Travelled	-	1		100.0%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting Service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds. Due to the cancellation of all flights and closure of hotels post implementation of a national wide lockdown in India, the cancellation in the previous period far exceeded new bookings for the three months ended June 30, 2020 thereby resulting in negative Gross Bookings for the previous period.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.
(5)	Quantitative details are considered on a gross basis.
(6)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the negative Gross Bookings for the three months ended June 30, 2020, the Net Revenue margin number is not applicable for the previous period.

As of June 30, 2021, 62,200,279 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2021, the unaudited interim condensed consolidated statement of financial position as of June 30, 2021, the unaudited interim condensed consolidated statement of changes in equity for the three months ended June 30, 2021, the unaudited interim condensed consolidated statement of cash flows for the three months ended June 30, 2021 and discussion of the results of the three months ended June 30, 2021 compared with three months ended June 30, 2020 and compared with three months ended March 31, 2021, were converted into U.S. dollars at the exchange rate of 74.33 INR per USD, which is based on the noon buying rate as at June 30, 2021, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to the re-imposition, since April 2021, of states-wide travel restrictions, lock downs and curfews across India, with some such measures still ongoing, resulting in a significant negative impact on revenue for all our reportable segments in the three months ended June 30, 2021. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Per global analytics company CRISIL, it is expected that airline traffic volume in this fiscal year will be approximately 60% of the fiscal 2020 volume, with recovery to pre-pandemic levels anticipated by the fourth quarter of fiscal year 2023. However, it is difficult for us to predict how long the second wave will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to implement certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Ebix Litigation Update

On June 5, 2020, we provided to Ebix, Inc., or Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc., or EbixCash, and filed a complaint, or the Complaint, in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020, or the Extension Agreement. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. The arguments on the motion to dismiss were heard on May 17, 2021 and the parties are awaiting the Court’s ruling on the motions. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Results of Three Months Ended June 30, 2021

Revenue. We generated Revenue of INR 306.9 million (USD 4.1 million) in the three months ended June 30, 2021, an increase of 59.9% compared with INR 192.0 million (USD 2.6 million) in three months ended June 30, 2020. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the quarter ended June 30, 2020 during which the first nationwide lockdown due to COVID-19 was imposed.

Our Revenue in the current reported quarter decreased from INR 506.9 million (USD 6.8 million) in the three months ended March 31, 2021; a decline of INR 200.0 million (USD 2.7 million) quarter-over-quarter due to a severe second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions.

Service cost. Our Service cost increased to INR 9.4 million (USD 0.1 million) in the three months ended June 30, 2021, compared to Service cost of INR Nil (USD Nil) in the three months ended June 30, 2020, primarily due to increased sales of holiday packages due to the recovery from the impact of the COVID-19 pandemic.

On a sequential basis, Service cost decreased by INR 4.4 million (USD 0.1 million), or 31.7% quarter-over-quarter, compared to Service cost of INR 13.8 million (USD 0.2 million) in the three months ended March 31, 2021, due to a severe second wave of COVID-19 infections that emerged during the quarter in India, leading to lower demand due to re-imposed travel restrictions.

Adjusted Revenue(1) Our Adjusted Revenue increased by 106.9% to INR 488.7 million (USD 6.6 million) in the three months ended June 30, 2021 from INR 236.2 million (USD 3.2 million) in the three months ended June 30, 2020. In the three months ended June 30, 2021, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 112.2 million (USD 1.5 million) in the three months ended June 30, 2021 compared to an add-back of INR 15.2 million (USD 0.2 million) in the three months ended June 30, 2020. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 81.3% in our Adjusted Revenue from Air Ticketing along with an increase of 279.1% in our Adjusted Revenue from Hotels and Packages and increase of 149.4% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and income on liabilities no longer required to be paid and gain from the termination of, and rent concession from leases.

On a sequential basis Adjusted Revenue decreased by INR 481.4 million (USD 6.5 million), or 49.6%, quarter-over-quarter, compared to Adjusted Revenue of INR 970.1 million (USD 13.1 million) for the three months ended March 31, 2021 due to a severe second wave of COVID-19 infections that emerged during the quarter in India, leading to lower demand due to re-imposed travel restrictions.

(1)	See the section titled “Certain Non-IFRS Measures.”

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	157,457	219,869	10,523	34,088	24,029	52,971	192,009	306,928
Add: Customer promotional expenses	12,726	88,644	1,383	20,475	1,078	3,117	15,187	112,236
Service cost	-	-	-	(9,430)	-	-	-	(9,430)
Other income	-	-	-	-	-	-	29,034	78,927
Adjusted Revenue	170,183	308,513	11,906	45,133	25,107	56,088	236,230	488,661

	Air Ticketing	Hotels and Packages	Others	Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021
Revenue	336,485	82,985	87,392	506,862
Add: Customer promotional expenses	299,060	114,263	6,778	420,101
Service cost	-	(13,802)	-	(13,802)
Other income	-	-	-	56,904
Adjusted Revenue	635,545	183,446	94,170	970,065

Air Ticketing. Revenue from our Air Ticketing business was INR 219.9 million (USD 3.0 million) in the three months ended June 30, 2021 against INR 157.5 million (USD 2.1 million) in the three months ended June 30, 2020, reflecting an increase of 39.6%.

On a sequential basis, Revenue from our Air Ticketing business decreased by INR 116.6 million (USD 1.6 million), or 34. 7% quarter-over-quarter, compared to Revenue of INR 336.5 million (USD 4.5 million) in the three months ended March 31, 2021 due to a severe second wave of COVID-19 infections that emerged during the quarter in India leading to lower demand due to re-imposed travel restrictions.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 308.5 million (USD 4.2 million) in the three months ended June 30, 2021 against INR 170.2 million (USD 2.3 million) in the three months ended June 30, 2020. In the three months ended June 30, 2021 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 88.6 million (USD 1.2 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 12.7 million (USD 0.2 million) in the three months ended June 30, 2020. The increase in Adjusted Revenue from Air Ticketing is due to recovery in domestic travel demand relative to the quarter ended June 30, 2020 during which the first nationwide lockdown due to COVID-19 was imposed.

On a sequential basis, Adjusted Revenue for Air Ticketing declined by INR 327.0 million (USD 4.4 million), or 51.5% quarter-over-quarter, compared to Adjusted Revenue for Air Ticketing of INR 635.5 million (USD 8.6 million) in the three months ended March 31, 2021 due to a severe second wave of COVID-19 infections that emerged during the quarter in India leading to lower demand due to re-imposed travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 34.1 million (USD 0.5 million) in the three months ended June 30, 2021 against INR 10.5 million (USD 0.1 million) in the three months ended June 30, 2020.

On a sequential basis, Revenue from our Hotel and Packages business decreased by INR 48.9 million (USD 0.7 million), or 58.9% quarter-over-quarter, compared to Revenue from our Hotel and Packages business of INR 83.0 million (USD 1.1 million) in the three months ended March 31, 2021

Adjusted Revenue (1) for this segment increased by 279.1% to INR 45.1 million (USD 0.6 million) in the three months ended June 30, 2021 from INR 11.9 million (USD 0.2 million) in the three months ended June 30, 2020. In the three months ended June 30, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 20.5 million (USD 0.3 million) against an add-back of INR 1.4 million (USD 0.02 million) in the three months ended June 30, 2020. The increase in adjusted Revenue from Hotels & Packages is due to recovery in domestic travel demand relative to the period quarter ended June 30, 2020 during which the first nationwide lockdown due to COVID-19 was imposed.

On a sequential basis, Adjusted Revenue for this segment decreased by INR 138.3 million (USD 1.9 million), or 75.4%, quarter-over-quarter, compared to Adjusted Revenue for this segment of INR 183.4 million (USD 2.5 million) in the three months ended March 31, 2021.

Other Revenue. Our Other Revenue was INR 53.0 million (USD 0.7 million) in the three months ended June 30, 2021, an increase from INR 24.0 million (USD 0.3 million) in the three months ended June 30, 2020.

On a sequential basis, Other Revenue decreased by INR 34.4 million (USD 0.5 million), or 39.4% quarter-over-quarter, compared to Other Revenue of INR 87.4 million (USD 1.2 million) in the three months ended March 31, 2021.

Adjusted Revenue for this segment increased by 123.4% to INR 56.1 million (USD 0.8 million) in the three months ended June 30, 2021 from INR 25.1 million (USD 0.3 million) in the three months ended June 30, 2020. In the three months ended June 30, 2021, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue as per IFRS 15 of INR 3.1 million (USD 0.04 million) against an add-back of INR 1.1 million (USD 0.01 million) in the three months ended June 30, 2020. This increase in Adjusted Revenue is primarily due to increase in freight business revenue and advertisement income.

(1)	See the section titled “Certain Non-IFRS Measures.”

On a sequential basis, Adjusted Revenue for this segment decreased by INR 38.1 million (USD 0.5 million), or 40.4% quarter-over-quarter, compared to Adjusted Revenue for this segment of INR 94.2 million (USD 1.3 million) in the three months ended March 31, 2021.

Other Income.  Our Other income increased to INR 78.9 million (USD 1.1 million) in the three months ended June 30, 2021 from INR 29.0 million (USD 0.4 million) in the three months ended June 30, 2020 due to the impact of income on liabilities no longer required to be paid and gain from the termination of, and rent concession from leases.

Personnel Expenses. Our personnel expenses increased by 27.4% to INR 218.5 million (USD 2.9 million) in the three months ended June 30, 2021 from INR 171.5 million (USD 2.3 million) in the three months ended June 30, 2020. Excluding employee share-based compensation costs of INR 49.1 million (USD 0.7 million) in the three months ended June 30, 2021, which were INR 0.5 million (USD 0.01 million) in the three months ended June 30, 2020, personnel expenses decreased by 1% in the three months ended June 30, 2021.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 159.2% to INR 15.1 million (USD 0.2 million) in the three months ended June 30, 2021 from INR 5.8 million (USD 0.1 million) in the three months ended June 30, 2020. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 127.4 million (USD 1.7 million) against INR 21.0 million (USD 0.3 million) in the three months ended June 30, 2020, a 505.8% increase year-over-year for the quarter.

Other Operating Expenses. Other operating expenses decreased by 56.7% to INR 153.1 million (USD 2.1 million) in the three months ended June 30, 2021 from INR 353.5 million (USD 4.8 million) in the three months ended June 30, 2020 primarily due to a decrease in legal and professional charges, a provision for doubtful debts and bad debts written off which is partially offset by increase in commission and payment gateway charges.

Adjusted EBITDA profit/(loss)(1). Due to the forgoing factors, Adjusted EBITDA profit(1) increased to INR 38.8 million (USD 0.5 million) in the three months ended June 30, 2021 from Adjusted EBITDA loss(1) of INR (309.4) million (USD (4.2) million) in the three months ended June 30, 2020.

Depreciation and Amortization.  Our depreciation and amortization expenses decreased by 52.0% to INR 76.5 million (USD 1.0 million) in the three months ended June 30, 2021 from INR 159.4 million (USD 2.1 million) in the three months ended June 30, 2020 primarily as a result of reduction in block of the assets as compared to the three months ended June 30, 2020.

Results from Operations. As a result of the foregoing factors, our Results from Operations was a loss of INR 86.8 million (USD 1.2 million) in the three months ended June 30, 2021. Our loss for the three months ended June 30, 2020 was INR 469.2 million (USD 6.3 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been loss of INR 37.8 million (USD 0.5 million) for three months ended June 30, 2021 as compared to loss of INR 468.8 million (USD 6.3 million) for three months ended June 30, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture was INR 1 million (USD 0.01 million) in the three months ended June 30, 2021 compared to loss of INR 1.9 million (USD 0.02 million) in the three months ended June 30, 2020.

Finance Income. Our finance income decreased to INR 22.8 million (USD 0.3 million) in the three months ended June 30, 2021 from INR 31.4 million (USD 0.4 million) in the three months ended June 30, 2020. The decrease was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 26.0 million (USD 0.4 million) in the three months ended June 30, 2021 which includes interest on the lease liability on adoption of IFRS 16 of INR 12.9 million (USD 0.2 million) decreased by INR 15.8 million from finance cost of INR 38.7 million (USD 0.5 million) in the three months ended June 30, 2020, which includes interest on the lease liability on adoption of IFRS 16 of INR 18.5 million (USD 0.2 million). The decrease was due to a decrease in interest on borrowings and a loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 12.2 million (USD 0.1 million) during the three months ended June 30, 2021 as compared to a gain of INR 398.6 million (USD 5.4 million) in the three months ended June 30, 2020.

Income Tax Expense.  Our income tax expense during the three months ended June 30, 2021 was INR 1.6 million (USD 0.02 million) compared to a tax benefit of INR 0.3 million (USD 0.01 million) during the three months ended June 30, 2020.

(1)	See the section titled “Certain Non-IFRS Measures.”

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2021 was INR 80.4 million (USD 1.1 million) as compared to a loss of INR 79.5 million (USD 1.1 million) in the three months ended June 30, 2020. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 43.5 million (USD 0.6 million) for the three months ended June 30, 2021 and INR 477.6 million (USD 6.4 million) for the three months ended June 30, 2020.

Basic Loss per Share. Basic Loss per share was INR 1.28 (USD 0.02) in the three months ended June 30, 2021 as compared to Basic Loss per share of INR 1.59 (USD 0.02) in the three months ended June 30, 2020. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 0.70 (USD 0.01) in the three months ended June 30, 2021, as compared to Adjusted Basic Loss INR 9.93 (USD 0.13) in the three months ended June 30, 2020.

Diluted Loss per Share. Diluted Loss per share was INR 1.28 (USD 0.02) in the three months ended June 30, 2021 as compared to Diluted Loss per share of INR 1.64 (USD 0.02) in the three months ended June 30, 2020. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.70 (USD 0.01) in the three months ended June 30, 2021 as compared to Adjusted Diluted Loss INR 9.85 (USD 0.13) in the three months ended June 30, 2020.

Liquidity. As of June 30, 2021 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,251.4 million (USD 30.3 million).

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended June 30, 2021 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on August 19, 2021. Dial in details for the conference call are as follows: US/International dial-in number: +1-334-777-6978. Confirmation Code: 1398980 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new Revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of Revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/ (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

(1)	See the section titled “Certain Non-IFRS Measures.”

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit / (loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit / (loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/ (Loss) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended
Amount in INR thousands	June 30, 2020	June 30, 2021
Loss for the period as per IFRS	(79,462)	(80,402)
Employee share-based compensation costs	451	49,058
Depreciation and amortization	159,387	76,544
Share of loss of joint venture	1,857	955
Finance income	(31,391)	(22,802)
Finance costs	38,696	26,025
Change in fair value of warrants	(398,595)	(12,169)
Tax expense	(306)	1,576
Adjusted EBITDA Profit/ (Loss)	(309,363)	38,785

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2020	June 30, 2021
Results from operations (as per IFRS)	(469,201)	(86,817)
Employee share-based compensation costs	451	49,058
Adjusted Results from Operations	(468,750)	(37,759)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended
Amount in INR thousands	June 30, 2020	June 30, 2021
Loss for the period (as per IFRS)	(79,462)	(80,402)
Employee share-based compensation costs	451	49,058
Change in fair value of warrants	(398,595)	(12,169)
Adjusted Loss for the Period	(477,606)	(43,513)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	June 30, 2020	June 30, 2021
Basic loss per share (as per IFRS)	(1.59)	(1.28)
Employee share-based compensation costs	0.01	0.78
Change in fair value of warrants	(8.35)	(0.20)
Adjusted Basic Loss Per Share	(9.93)	(0.70)

	Three months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	June 30, 2020	June 30, 2021
Diluted loss per share (as per IFRS)	(1.64)	(1.28)
Employee share-based compensation costs	0.01	0.78
Change in fair value of warrants	(8.22)	(0.20)
Adjusted Diluted Loss Per Share	(9.85)	(0.70)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	157,457	219,869	10,523	34,088	24,029	52,971	192,009	306,928
Add: Customer promotional expenses	12,726	88,644	1,383	20,475	1,078	3,117	15,187	112,236
Service cost	-	-	-	(9,430)	-	-	-	(9,430)
Other income	-	-	-	-	-	-	29,034	78,927
Adjusted Revenue	170,183	308,513	11,906	45,133	25,107	56,088	236,230	488,661

	Air Ticketing	Hotels and Packages	Others	Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021
Revenue	336,485	82,985	87,392	506,862
Add: Customer promotional expenses	299,060	114,263	6,778	420,101
Service cost	-	(13,802)	-	(13,802)
Other income	-	-	-	56,904
Adjusted Revenue	635,545	183,446	94,170	970,065

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India’s leading corporate travel services provider with over 700 corporate customers and one of India’s leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 92,000 hotels in India and over 2,000,000 hotels around the world. Through its website, www.yatra.com, mobile application and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2021

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2020	2021
	INR	INR	USD
	Unaudited
Revenue
Rendering of services	169,652	270,785	3,643
Other revenue	22,357	36,143	486
Total revenue	192,009	306,928	4,129
Other income	29,034	78,927	1,062

Service cost	-	9,430	127
Personnel expenses	171,527	218,451	2,939
Marketing and sales promotion expenses	5,836	15,127	204
Other operating expenses	353,494	153,120	2,060
Depreciation and amortization	159,387	76,544	1,030
Results from operations	(469,201)	(86,817)	(1,169)

Share of loss of joint venture	(1,857)	(955)	(13)
Finance income	31,391	22,802	307
Finance costs	(38,696)	(26,025)	(350)
Change in fair value of warrants - gain	398,595	12,169	164
Loss before taxes	(79,768)	(78,826)	(1,061)
Tax expense	306	(1,576)	(21)
Loss for the period	(79,462)	(80,402)	(1,082)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(3,008)	623	9
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(3,044)	(913)	(12)
Other comprehensive income / (loss) for the period, net of tax	(6,052)	(290)	(3)
Total comprehensive loss for the period, net of tax	(85,514)	(80,692)	(1,085)

Loss attributable to :
Owners of the Parent Company	(75,805)	(79,709)	(1,073)
Non-Controlling interest	(3,657)	(693)	(9)
Loss for the period	(79,462)	(80,402)	(1,082)

Total comprehensive loss attributable to :
Owners of the Parent Company	(81,816)	(80,008)	(1,076)
Non-Controlling interest	(3,698)	(684)	(9)
Total comprehensive loss for the period	(85,514)	(80,692)	(1,085)

Loss per share
Basic	(1.59)	(1.28)	(0.02)
Diluted	(1.64)	(1.28)	(0.02)

Weighted average no. of shares
Basic	47,725,568	62,168,237	62,168,237
Diluted	48,467,970	62,168,237	62,168,237

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2021

(Amounts in thousands, except per share data and number of shares)

	March 31, 2021	June 30, 2021	June 30, 2021
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	24,345	20,548	276
Right-of-use assets	449,840	280,380	3,772
Intangible assets and goodwill	890,037	854,714	11,500
Prepayments and other assets	4,206	395	5
Other financial assets	23,838	18,930	255
Term deposits	21,346	21,253	286
Other non financial assets	223,618	216,231	2,909
Deferred tax asset	15,398	14,471	195
Total non-current assets	1,652,628	1,426,922	19,198

Current assets
Inventories	1,480	1,506	20
Trade and other receivables	870,452	538,063	7,239
Prepayments and other assets	616,393	579,571	7,797
Income tax recoverable	249,332	162,982	2,193
Other financial assets	114,634	110,119	1,481
Term deposits	530,783	478,712	6,440
Cash and cash equivalents	1,711,589	1,751,466	23,563
Total current assets	4,094,663	3,622,419	48,733

Total assets	5,747,291	5,049,341	67,931

Equity and liabilities
Equity
Share capital	838	839	11
Share premium	20,240,055	20,245,414	272,372
Treasury shares	(11,219)	(11,219)	(151)
Other capital reserve	122,109	165,807	2,230
Accumulated deficit	(19,167,316)	(19,247,388)	(258,945)
Foreign currency translation reserve	(26,639)	(27,552)	(371)
Total equity attributable to equity holders of the Company	1,157,828	1,125,901	15,146
Total Non-controlling interest	5,247	5,540	75
Total equity	1,163,075	1,131,441	15,221

Non-current liabilities
Borrowings	3,177	2,230	30
Trade and other payables	34,938	36,161	486
Deferred tax liability	14,413	13,569	183
Employee benefits	52,137	52,800	710
Deferred revenue	266,920	209,918	2,824
Lease liability	427,786	267,359	3,597
Other financial liabilities	270,280	279,081	3,755
Other non-financial liability	44,453	31,270	421
Total non-current liabilities	1,114,104	892,388	12,006

Current liabilities
Borrowings	127,878	3,682	50
Trade and other payables	2,215,425	1,919,783	25,827
Employee benefits	54,760	55,666	749
Deferred revenue	120,129	181,199	2,438
Income taxes payable	263	140	2
Lease liability	75,182	42,555	573
Other financial liabilities	94,185	107,695	1,449
Other current liabilities	782,290	714,792	9,616
Total current liabilities	3,470,112	3,025,512	40,704
Total liabilities	4,584,216	3,917,900	52,710
Total equity and liabilities	5,747,291	5,049,341	67,931

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period				(79,709)			(79,709)	(693)	(80,402)

Other comprehensive loss
Foreign currency translation differences				-		(913)	(913)	-	(913)
Re-measurement gain on defined benefit plan				614		-	614	9	623
Total other comprehensive loss	-	-	-	614	-	(913)	(299)	9	(290)

Total comprehensive loss	-	-	-	(79,095)	-	(913)	(80,008)	(684)	(80,692)

Share based payments	-	-	-	-	49,058	-	49,058	-	49,058
Exercise of options	1	5,359	-	-	(5,360)	-	-	-	-
Change in non-controlling interest	-	-	-	(977)	-	-	(977)	977	-

Total contribution by owners	1	5,359	-	(977)	43,698	-	48,081	977	49,058

Balance as at June 30, 2021	839	20,245,414	(11,219)	(19,247,388)	165,807	(27,552)	1,125,901	5,540	1,131,441

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2021

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2020	2021	2021
	INR	INR	USD

Loss before tax	(79,768)	(78,826)	(1,060)
Adjustments for non-cash and non-operating items	(186,821)	34,040	458
Change in working capital	1,754,554	104,856	1,411
Direct taxes paid (net of refunds)	110,097	84,731	1,140
Net cash flows from operating activities	1,598,062	144,801	1,949
Net cash flows from investing activities	53,621	40,456	544
Net cash flows from/(used in) financing activities	687,349	(146,550)	(1,972)
Net increase in cash and cash equivalents	2,339,032	38,707	521
Cash and cash equivalents at the beginning of the period	646,229	1,711,589	23,026
Effect of exchange differences on cash and cash equivalents	(7,846)	1,170	16
Cash and cash equivalents at the end of the period	2,977,415	1,751,466	23,563

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2020	2021
Quantitative details *
Air Passengers Booked	153	415
Stand-alone Hotel Room Nights Booked	15	70
Packages Passengers Travelled	-	1
Gross Bookings
Air Ticketing	(209,259)	1,892,984
Hotels and Packages	4,231	226,911
Total	(205,028)	2,119,895
Adjusted Revenue
Air Ticketing	170,183	308,513
Hotels and Packages	11,906	45,133
Others (Including Other Income)	54,141	135,015
Total	236,230	488,661
Net Revenue Margin%**
Air Ticketing	-	16.3%
Hotels and Packages	-	19.9%

*Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the negative Gross Bookings, the Net Revenue margin number is not applicable for the previous period.